PO BOX 9777
Federal Way, WA 98063-9777

Tel 253-924-7071
Fax 253-924-7624

April 29, 2014

Mr. Daniel L. Gordon
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Subject:
Weyerhaeuser Company (the "Company")
Form 10-K for the Year Ended December 31, 2013
File No. 001-04825

Dear Mr. Gordon:

We received your correspondence dated April 28, 2014 regarding Weyerhaeuser Company’s annual report on Form 10-K for the year ended December 31, 2013. We set forth below first the comments of the Staff of the U.S. Securities and Exchange Commission (the “Staff”) in italics and follow with our responses.

Note 4: Real Estate Divestiture, page 66

1.
We note that you entered into a transaction agreement in November 2013 to divest WRECO through a Reverse Morris Trust transaction. We also note that you expect the transaction to close in the second quarter of 2014. Given the apparent likelihood of this divestiture, please clarify to us why you have presented the operations of WRECO as part of your continuing operations and not as discontinued operations. For reference see ASC 205-20.

Response

We presented the operations of WRECO as part of our continuing operations and not as discontinued operations because the entity did not meet the criteria to be classified as discontinued operations for the year ended December 31, 2013. Per ASC 205-20, the results of operations of a component of an entity that either has been disposed of or is classified as held for sale under the requirements of ASC Topic 360 shall be reported in discontinued operations. In determining whether WRECO should be classified as held for sale as of December 31, 2013, we consulted the guidance in ASC 360-10-45-15, as follows:

Mr. Daniel L. Gordon
United States Securities and Exchange Commission
April 29, 2014

“A long-lived asset to be disposed of other than by sale (for example, by abandonment, in an exchange measured based on the recorded amount of the nonmonetary asset relinquished, or in a distribution to owners in a spinoff) shall continue to be classified as held and used until it is disposed of. The guidance on long-lived assets to be held and used in Sections 360-10-35, 360-10-45, and 360-10-50 shall apply while the asset is classified as held and used. If a long-lived asset is to be abandoned or distributed to owners in a spinoff together with other assets (and liabilities) as a group and that disposal group is a component of an entity, paragraphs 205-20-45-1 through 45-5 and 205-20-50-5 shall apply to the disposal group at the date it is disposed of."

We note that the disposition of WRECO through a Reverse Morris Trust transaction will occur via either a spin-off or split-off transaction. Based on market conditions prior to the consummation of the transaction, Weyerhaeuser’s Board of Directors will determine whether the WRECO common shares will be distributed to Weyerhaeuser shareholders in a spin-off or a split-off. Weyerhaeuser will determine which approach it will take prior to the consummation of the transaction and no decision has been made at this time. If the transaction ultimately occurs in the form of a spin-off, WRECO shall continue to be classified as held and used until the date it is disposed of, in accordance with the above guidance. Accordingly, as of December 31, 2013, the results of WRECO’s operations were presented as part of our continuing operations.

As requested in the comment letter, we acknowledge that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact me at (253) 924-7071 or Devin Stockfish, the company's Corporate Secretary and Assistant General Counsel at (253) 924-2802 if you have questions.

Sincerely,
Weyerhaeuser Company

/s/ Jeanne M. Hillman

Jeanne M. Hillman
Vice President and Chief Accounting Officer